
ОАО
ЮЖНАЯ
ТЕЛЕКОММУНИКАЦИОННАЯ
КОМПАНИЯ

"ЮЖНА[illegible] ОБЩЕСТВО [illegible]ННАЯ КОМПАНИЯ"



06014851

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________________

____

БИК ____________________

Кор. счет ____________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 28.06.2006г № 10.2-2/08-2786

на № ____________ от ____________

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Two notifications on material facts.

Please find 12 pages enclosed.

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

Yours faithfully


SEC MAIL
RECEIVED
PROCESSING
JUL 03 2006
WASH., D.C.
199
SECTION

A. Litvinov
Deputy Director General
"Southern Telecommunications Company" PJSC

dlw 7/5

Notification on the material facts

"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A27062006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.
ordinary registered non-documentary shares.
preference registered non-documentary Type A shares.

2.2. The state registration number of the securities issue (additional issue) and the date of the state registration.
1-03-00062-A; date of the state registration - 9 September 2003
2-03-00062-A; date of the state registration - 9 September 2003

2.3. Name of the registering authority that effected the state registration of the securities issue (additional issue).
Federal Commission for Securities Market of the Russian Federation

2.4. Name of the Issuer's governing body which has taken the decision on payment (declaration) of dividends under the Issuer's shares or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
General Shareholders' Meeting

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.
27 June 2006

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body at which the decision on payment (declaration) of dividends under the Issuer's share or determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds has been taken.
27 June 2006

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield payable under each Issuer's Bond of the specified issue (series).

Total amount of 2005 dividend accrued under the Issuer's preference shares, RUR: 30, 520,706.95
Size of 2005 dividend accrued under one preference share, RUR: 0. 031395

Total amount of 2005 dividend accrued under the Issuer's ordinary shares, RUR.: 30, 522, 888.66
Size of 2004 dividend accrued under the Issuer's one ordinary share, RUR: 0. 01031

2.8. Form of income payment under the Issuer's securities (money, other property).

Notification on the material fact
" Data on resolutions approved by General Shareholders' Meetings"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Main state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (TIN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. Address of the Internet site used by the Issuer for publication of notices on material facts	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publication of notices on material facts	*Newspaper "Rossiyskaya Gazeta"*
1.9. Code (codes) of the material fact (facts)	*1000062A27062006*

2. Substance

2.1. Type of a General Shareholders' Meeting (annual, extraordinary):
Annual General Shareholders' Meeting

2.2. Form of the General Shareholders' Meeting.
meeting (joint attendance of shareholders for considering the agenda items and taking decisions on the items put to vote).

2.3. Date and venue of the General Shareholders' Meeting.
Date: June 27, 2006
Venue : 66, Karasunskaya Street, Krasnodar

2.3. Quorum of the General Shareholders' Meeting.

Number of votes owned by the shareholders participating in the Meeting and entitled to vote on the agenda items №1 - 3, №5 - 11 is 2,279,846,147 votes or 77.01 % of total amount of the Company's voting shares.

Number of votes owned by the shareholders attending the Meeting and entitled to vote on the agenda item №4 (Election of the members to the Company's Auditing Commission) is 2,279, 396,000 votes or 77.01 % of total amount of the Company's voting shares except for the voting shares owned by the members of the Board of Directors or persons holding posts in the governing bodies of "Southern Telecommunications Company" PJSC.

Quorum for adopting resolutions on agenda items №1-3, 5-11 of the General Shareholders' Meeting is secured by participation of the shareholders owning in the aggregate over 50 percent of the total amount of the Company's distributed voting shares except for those redeemed (repurchased) by the Company.

Quorum for adopting resolutions on agenda item № 4 of the General Shareholders' Meeting (Election of the members to the Company's Auditing Commission) is secured by participation of the shareholders owning in the aggregate over 50 percent of the total amount of the Company's distributed voting shares except for those redeemed (repurchased) by the Company and owned by the members of the Board of Directors or persons holding posts in the governing bodies of "Southern Telecommunications Company" PJSC.

Thus, the Annual General Shareholders' Meeting of the Public Joint-Stock Company "Southern Telecommunications Company" has a quorum for adopting resolutions on all agenda items.

As of the starting moment of the votes counting, shareholders and their proxies having in aggregate 2,279,846,147 votes have been registered.

2.4. Issues proposed for voting, and results of voting on them.

Item №1. "Approval of annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2005 financial results"
Voting results on the agenda item №1:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	1,923,898,166	84.39%
Against	441,495	0.02%
Abstain	3,167,656	0.14%

Item №2 "Approval of 2005 dividend size, its payment form, schedule and procedure under each category of shares"

Voting results on the agenda item №2:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	1,924,133,397	84.40%
Against	628,535	0.03%
Abstain	146,443	0.01%

Item №3 "Election of the members to the Company's Board of Directors"

Voting results on the agenda item №3:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	24,969,234,917	99.57%
Against all candidates	1,742,554	0.01%
Abstain	74,947,719	0.30%

№	Full name of the candidate	Number of votes «FOR»
1.	Andrey Alexandrovich Vinkov	2,337,515,983
2.	Anatoly Anatolievich Gavrilenko	2,183,539,206
3.	Stanislav Nikolaevich Panchenko	2,158,186,682
4.	Boris Dmitrievich Antonyuk	2,157,783,898
5.	Elena Viktorovna Zabuzova	2,154,945,366
6.	Ekaterina Alexandrovna Punina	2,153,298,689
7.	Valentina FyodorovnaVeremianina	2,153,012,496
8.	Vladimir Pavlovich Yuriev	2,152,052,304
9.	Elena Petrovna Selvich	2,151,945,899
10	Yevgeny Petrovich Yenin	2,053,340,815
11	Denis Viktorovich Kulikov	2,048,579,177
12	Mikhail Borisovich Vasilyev	1,119,651,731
13	Georgy Alekseevich Romsky	83,899,717
14	Sergei Ivanovich Kuznetsov	7,449,021
15	Oleg Romanovich Fyodorov	2,925,412
16	Juliana Yurievna Sokolenko	2,039,535
17	Olga Sergeevna Borisova	1,536,862
18	Vladislav Viktorovich Brylkov	1,407,001
19	Andrey Anatolievich Kokin	1,257,163
20	Alexander Markovich Branis	524,229
21	Olga Vladimirovna Lain	322,366
22	Ivan Nikolaevich Mazalov	113,517
23	Dmitry Yurievich Tushunov	104,397
24	Yevgeny Ilyich Logovinsky	96,894
25	Roman Alekseevich Filkin	66,203

Item № 4 "Election of the members to the Company's Auditing Commission"

Voting results on the agenda item №4:

Name of a candidate		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
Alla Albertovna Ganeeva	For	1,512,010,403	66.33%
	Against	,466,877	0.02%
	Abstain	394,793,891	17.32%
	Declared invalid	96,849,950	
Tatiana Yurievna Zubova	For	1,592,267,077	69.85%
	Against	165,445	0.01%
	Abstain	394,748,533	17.32%
	Declared invalid	16,971,293	

Dmitry Anatolievich Loshakov	For	1,618,188,632	70.99%
	Against	263,595	0.01%
	Abstain	289,826,967	12.72%
	Declared invalid	95,873,154	
Igor Nikolaevich Repin	For	481,874,157	21.14%
	Against	244,286	0.01%
	Abstain	1,505,101,664	66.03%
	Declared invalid	16,932,241	
Natalia Vadimovna Feoktistova	For	1,694,656,861	74.35%
	Against	173,611	0.01%
	Abstain	292,102,019	12.81%
	Declared invalid	17,219,857	
Kirill Viktorovich Frolov	For	1,687,402,219	74.03%
	Against	2,813,693	0.12%
	Abstain	289,856,724	12.72%
	Declared invalid	24,060,356	
Alexander Viktorovich Shevchuk	For	472,803,139	20.74%
	Against	1,268,976	0.06%
	Abstain	1,505,141,956	66.03%
	Declared invalid	24,931,667	

Item №5 "Approval of the Company's Auditor for the year 2006"
Voting results on the agenda item №5:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	**1, 907, 012, 135**	**83.65%**
Against	**0**	**0.00%**
Abstain	**20 ,339, 705**	**0.89%**

Item №6 " Determination of the rates of deductions for calculation of the size of annual remuneration to be paid to the members of the Board of Directors"

Voting results on the agenda item №6:

	Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
For	**1, 901, 243, 889**	**83.39%**
Against	**2 ,951, 136**	**0.13%**
Abstain	**23, 167, 449**	**1.02%**

Item №7 "Introduction of amendments and additions to the Company's Charter"
Voting results on the agenda item №7:

		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
7.1	**For**	**1,950,082,832**	**85.54%**
	Against	**26,651**	**0.00%**
	Abstain	**19,881,899**	**0.87%**
7.2	**For**	**1,950,321,929**	**85.55%**
	Against	**1,967,741**	**0.09%**
	Abstain	**19,870,024**	**0.87%**
7.3	**For**	**1,950,161,917**	**85.54%**
	Against	**1,968,773**	**0.09%**
	Abstain	**19,845,694**	**0.87%**
7.4	**For**	**1,952,046,665**	**85.62%**
	Against	**75,003**	**0.00%**
	Abstain	**19,853,208**	**0.87%**
7.5	**For**	**1,952,079,504**	**85.62%**
	Against	**226,341**	**0.01%**
	Abstain	**19,852,323**	**0.87%**
7.6	**For**	**1,952,253,545**	**85.63%**
	Against	**81,218**	**0.00%**
	Abstain	**19,823,405**	**0.87%**
7.7	**For**	**1,951,377,979**	**85.59%**
	Against	**27,646**	**0.00%**
	Abstain	**19,852,543**	**0.87%**
7.8	**For**	**1,952,041,316**	**85.62%**
	Against	**72,688**	**0.00%**

	Abstain	19,995,879	0.88%
7.9	For	1,952,078,650	85.62%
	Against	110,289	0.00%
	Abstain	19,952,114	0.88%
7.10	For	1,951,997,621	85.62%
	Against	242,791	0.01%
	Abstain	19,900,641	0.87%
7.11	For	1,951,984,218	85.62%
	Against	251,374	0.01%
	Abstain	19,906,442	0.87%
7.12	For	1,952,197,112	85.63%
	Against	33,963	0.00%
	Abstain	19,868,176	0.87%
7.13	For	1,963,578,976	86.13%
	Against	20,971	0.00%
	Abstain	14,032,797	0.62%
7.14	For	1,963,544,294	86.13%
	Against	31,871	0.00%
	Abstain	14,038,988	0.62%
7.15	For	1,963,196,890	86.11%
	Against	64,975	0.00%
	Abstain	14,078,869	0.62%
7.16	For	1,963,239,964	86.11%
	Against	31,987	0.00%
	Abstain	14,067,802	0.62%
7.17	For	1,963,427,471	86.12%
	Against	176,669	0.01%
	Abstain	14,017,623	0.61%
7.18	For	1,963,394,995	86.12%
	Against	181,259	0.01%
	Abstain	14,029,525	0.62%
7.19	For	1,963,565,599	86.13%
	Against	31,871	0.00%
	Abstain	14,024,293	0.62%
7.20	For	1,963,337,769	86.12%
	Against	320,019	0.01%
	Abstain	13,956,119	0.61%
7.21	For	1,963,334,786	86.12%
	Against	329,720	0.01%
	Abstain	13,951,939	0.61%
7.22	For	1,963,544,812	86.13%
	Against	163,231	0.01%
	Abstain	13,909,536	0.61%
7.23	For	1,961,361,227	86.03%
	Against	2,315,961	0.10%
	Abstain	13,940,391	0.61%
7.24	For	1,963,543,166	86.13%
	Against	131,189	0.01%
	Abstain	13,943,987	0.61%
7.25	For	1,963,550,805	86.13%
	Against	130,971	0.01%
	Abstain	13,936,566	0.61%

Item №8 " Introduction of amendments and additions to the Company's Regulations on the procedure for conducting a General Shareholders' Meeting "
Voting results on the agenda item №8:

		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
8.1	For	1, 921, 246, 407	84.27%
	Against	64, 962	0.00%
	Abstain	279, 287	0.01%
8.2	For	1 ,921 ,051, 287	84.26%
	Against	201, 912	0.01%
	Abstain	332, 969	0.01%
8.3	For	1, 921, 257, 651	84.27%
	Against	70, 310	0.00%

	Abstain	256, 990	0.01%
8.4	For	1, 921, 265, 674	84.27%
	Against	39, 906	0.00%
	Abstain	289, 458	0.01%

Item №9 " Introduction of amendments and additions to the Company's Statute on the Board of Directors "
Voting results on the agenda item №9:

		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
9.1	For	1, 907, 576, 270	83.67%
	Against	129, 428	0.01%
	Abstain	13, 901, 215	0.61%
9.2	For	1, 907 ,572, 710	83.67%
	Against	116, 648	0.01%
	Abstain	13, 906, 913	0.61%
9.3	For	1, 907, 574 ,844	83.67%
	Against	140 ,459	0.01%
	Abstain	13 ,884 ,851	0.61%
9.4	For	1, 907, 580, 652	83.67%
	Against	118, 420	0.01%
	Abstain	13, 896, 753	0.61%
9.5	For	1, 907, 509, 931	83.67%
	Against	143, 099	0.01%
	Abstain	13 ,945, 013	0.61%
9.6	For	1, 905, 399, 659	83.58%
	Against	2, 109, 659	0.09%
	Abstain	14, 089, 706	0.62%
9.7	For	1, 905 ,590, 179	83.58%
	Against	158, 097	0.01%
	Abstain	15, 838, 867	0.69%

Item №10 " Introduction of amendments and additions to the Company's Statute on the Management Board "
Voting results on the agenda item №10:

		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
10.1	For	1 ,921, 249, 631	84.27%
	Against	69, 646	0.00%
	Abstain	315, 169	0.01%
10.2	For	1, 919, 066, 894	84.18%
	Against	257, 900	0.01%
	Abstain	2 ,295, 786	0.10%

Item №11 " Introduction of amendments and additions to the Company's Provisions on the Auditing Commission "
Voting results on the agenda item №11:

		Number of votes	Percent of votes of the shareholders participating in the Meeting and entitled to vote on this item
11.1	For	1,919,612,470	84.20%
	Against	116,430	0.01%
	Abstain	170,601	0.01%
11.2	For	1,919,903,617	84.21%
	Against	117,316	0.01%
	Abstain	313,198	0.01%
11.3	For	1,920,059,127	84.22%
	Against	126,567	0.01%
	Abstain	148,437	0.01%
11.4	For	1,919,999,486	84.22%
	Against	127,330	0.01%
	Abstain	208,823	0.01%
11.5	For	1,919,876,234	84.21%
	Against	127,968	0.01%
	Abstain	323,319	0.01%
11.6	For	1,919,888,959	84.21%
	Against	127,446	0.01%
	Abstain	317,726	0.01%
11.7	For	1,919,830,558	84.21%
	Against	170,056	0.01%
	Abstain	333,517	0.01%
11.8	For	1,919,872,303	84.21%
	Against	250,300	0.01%

	Abstain	211,528	0.01%
11.9	For	1,920,010,506	84.22%
	Against	116,430	0.01%
	Abstain	195,871	0.01%
11.10	For	1,919,942,419	84.21%
	Against	123,040	0.01%
	Abstain	272,351	0.01%
11.11	For	1,919,962,570	84.21%
	Against	134,056	0.01%
	Abstain	241,184	0.01%
11.12	For	1,919,963,799	84.21%
	Against	131,456	0.01%
	Abstain	224,815	0.01%
11.13	For	1,919,869,590	84.21%
	Against	144,263	0.01%
	Abstain	317,347	0.01%
11.14	For	1,917,920,280	84.12%
	Against	130,747	0.01%
	Abstain	2,286,783	0.10%
11.15	For	1,919,957,209	84.21%
	Against	128,529	0.01%
	Abstain	249,854	0.01%

2.5. Wording of the resolutions approved by the General Shareholders' Meeting.

On item №1:
To approve annual report, annual financial accounts including income statement and distribution of profits and losses on the basis of the reported fiscal year 2005 financial results

On item №2
1) To pay the following dividend for the fiscal year 2005:
a) preference share dividend amounting to 0. 031395 rubles per one share. The dividend should be paid in cash prior to 25 August 2006;
b) ordinary share dividend amounting to 0. 01031 rubles per one share. The dividend should be paid in cash prior to 15 December 2006.
2) To determine the following procedure for payment of dividends to the persons included in the list of persons entitled to receive dividends, made up according to the data in the register of shareholders of the Company as of May 11, 2006:
- transfer to bank accounts of shareholders (shareholders shall bear expenses related to the dividends to be received by them);
- postal order (shareholders shall bear postal expenses related to the dividends to be received by them);
- *cash payment in the Company's pay-offices (for the Company's employees only).*

On item №3
To elect the following members of the Company's Board of Directors:
1. *BORIS DMITRIEVICH ANTONYUK*
2. *VALENTINA FYODOROVNA VEREMIANINA*
3. *ANDREY ALEXANDROVICH VINKOV*
4. *ANATOLY ANATOLIEVICH GAVRILENKO*
5. *YEVGENY PETROVICH YENIN*
6. *ELENA VIKTOROVNA ZABUZOVA*
7. *DENIS VIKTOROVICH KULIKOV*
8. *STANISLAV NIKOLAEVICH PANCHENKO*
9. *EKATERINA ALEXANDROVNA PUNINA*
10. *ELENA PETROVNA SELVICH*
11. *VLADIMIR PAVLOVICH YURIEV*

On item № 4:
To elect the following members to the Company's Auditing Commission
1. *ALLA ALBERTOVNA GANEEVA*
2. *TATIANA YURIEVNA ZUBOVA*
3. *DMITRY ANATOLIEVICH LOSHAKOV*
4. *NATALIA VADIMOVNA FEOKTISTOVA*
5. *KIRILL VIKTOROVICH FROLOV*

On item № 5:
To appoint "Ernst and Young" LLC the Company's Auditor for 2006

On item № 6:

To approve the following rates of deductions for calculation of the annual remuneration payable to the members of the Board of Directors to be elected by the annual General Shareholders' Meeting:

0.26% (naught point two six percent) of the Company's EBITDA stated in the Company's 2006 financial statements in accordance with IFRS;

0.78% (naught point seven eight percent) of the Company's net profit allocated to dividend payment according to 2006 financial results.

On item № 7:

To introduce the following amendments and additions to the Charter of "UTK" PJSC (hereinafter – the Charter):

1) Item 5.4 of Article 5 of the Charter shall be stated as follows:

«5.4. The Company's branches and representative offices shall operate in accordance with the Provisions thereon to be approved by the Board of Directors. The Board of Directors shall adopt resolutions on establishment of branches, representative offices and on their liquidation.

Branches of the Company have multilevel structure including structural subdivisions situated outside registered location addresses of the branches indicated in item 5.2 hereof.

Heads of branch establishments and representative offices shall be nominated and relieved of their posts by the Company's General Director by preliminary agreement with the Board of Directors. Heads of branches and representative offices shall act on behalf of the Company on the basis of the Power of Attorney.

By resolution of the Management Board a collegiate executive body of the branch can be set up for organizing the execution of decisions of the Company's bodies and acting on the basis of the Provisions approved by the Management Board of the Company";

2) Item 7.12. of Article 7 of the Charter shall be stated as follows:

«7.12. Shareholders – owners of the Company's ordinary shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

3) The following item shall be added to Article 8 of the Charter:

«8.11. Shareholders – owners of the Company's preference shares shall have other obligations as provided for by the current legislation of the Russian Federation and this Charter»;

4) Paragraph 22 of item 12.2 of Article 12 of the Charter shall be deleted, paragraphs 23, 24 of item 12.2 of Article 12 of the Charter shall be considered paragraphs 22, 23 respectively, in paragraph 1 of item 12.3 the words "stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 23 of item 12.2 of the Charter" shall be replaced with the words " stipulated by paragraphs 2, 7, 8, 9, 15 – 19, 22 of item 12.2 of the Charter ";

5) Paragraph 17 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor on audit services and determination of the fee payable for audit services";

6) Paragraph 18 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«18) approval of the Provisions on structural subdivision of the Company performing the functions of internal control as well as consideration of other issues, decisions on which shall be taken by the Board of Directors in accordance with the Provisions on the indicated subdivision»;

7) Paragraph 22 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«22) determination (change) of functional blocks of the Company's organizational structure and of the main functions of subdivisions incorporated in the functional blocks of the Company's organizational structure (except for structures of the Company's branches and representative offices);»;

8) Paragraph 24 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«24) preliminary agreement on the candidates to the posts of directors of branches, representative offices, structural subdivision of the Company performing internal control functions and relieving the indicated directors of their posts at the Company's initiative;»;

9) Paragraph 28 of item 13.4 of Article 13 of the Charter shall be stated as follows:

«28) forming a collegiate executive body (Management Board), determination of its term of office as well as appointment of the members of the Management Board and early termination of their authority;»;

10) Paragraph 41 of item 13.4 of Article 13 of the Charter "41) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter" shall be considered paragraph 46 of item 13.4 of Article 13 of the Charter "46) other matters provided for by the Federal Law "On Joint Stock Companies" and the present Charter"; the following paragraph shall be added to item 13.4 of Article 13 of the Charter:

"42) preliminary agreement on engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission of the Company »;

11) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«43) determination of payment procedure and other material conditions of engagement on a paid basis of outsider experts in the audit performed by the Auditing Commission »

12) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

« 44) approval of sale and purchase contracts on the Company's bonds except for the transactions approved by General Shareholders' Meetings and the Board of Directors of the Company on other grounds stipulated by the Federal law "On Joint –Stock Companies" and this Charter; »;

13) The following paragraph shall be added to item 13.4 of Article 13 of the Charter::

«46) determination of corporate social responsibility policy of the Company and its branches »;

14) item 13.6. of Article 13 of the Charter: shall be stated as follows:

«13.6. Resolutions on matters described under paragraphs 7, 9, 20 of item 13.4 of this Charter shall be passed by a solid vote by all the members of the Board of Directors, except for the votes of retiring members of the Board of Directors.

Where a solid vote of the Board of Directors on matters provided under paragraph 2 of item 13.4 of this Charter cannot be reached, this matter may, by decision of the Board of Directors, be introduced for resolution by the General Shareholders Meeting. In this case, a decision shall be passed by a majority of votes of holders of the Company's voting shares attending the meeting.

Resolution on matters described under paragraph 21 of item 13.4 hereof shall be passed by a majority of votes of independent directors not interested in effecting the transaction.

Should all the members of the Company's Board of Directors be recognized as the related parties and (or) are not independent directors, the transaction can be approved by resolution of the General Meeting of the Shareholders by a majority of votes of all holders of voting shares not interested in the transaction.»;

15) The following item 13.8 shall be added to Article 13. of the Charter:, items 13.8-13.15 shall be considered items 13.9-13.16 accordingly:

«13.8. When submitting the issue stipulated by paragraph 19 of item 13.4 of the present Charter to the Board of Directors for taking decision, the price of property (works, services) to be acquired or disposed shall be compared to balance sheet value of the Company's assets:

- when acquiring property – acquisition price including VAT and other indirect taxes and duties;

- when disposing or possibility of disposing property – price of disposal of property excluding VAT and other indirect taxes and duties, determined by the parties of the transaction, or balance sheet value of the property, depending on what value is larger.»;

16) Paragraph 5 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«5) Preparing materials and draft resolutions on the matters to be considered by the Company's Board of Directors, except for the issues specified in paragraphs 24, 26, 27, 28, 31, 32, 33 of item 13.4 of Article 13 of this Charter and those submitted for consideration in accordance with the legislation of the Russian Federation and the Company Charter with indication of the fixed time of their consideration by the Board of Directors making impossible their preliminary examination by the Company's Management Board;

preparation of materials to be considered by the Committees of the Board of Directors;»;

17) Paragraph 13 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions at the Company's initiative;»;

18) Paragraph 18 of item 14.4 of Article 14 of the Charter shall be stated as follows:

«18) determination (change) of the Company's organizational structure including determination of the main functions of structural subdivisions (except for structures and functions of the Company's representative offices and branches' structural subdivisions situated not at the branches' location addresses);»;

19) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«19) determination of the Company's corporate ethics rules»;

20) The following paragraph shall be added to item 14.4 of Article 14 of the Charter::

«20) formation of the Company's advisory collegiate body – Coordinating Council, appointment of the members of the Coordinating Council and release them of their duties. »;

21) Item 14.5 of Article 14 of the Charter shall be stated as follows:

«14.5. The Management Board can also take decisions on other matters of the Company's current business by assignment of the Board of Directors, proposals of the BoD Committees or by presentation of the General Director of the Company»;

22) Item 14.6 of Article 14 of the Charter shall be stated as follows:

«14.6. The procedure of calling and holding of the Management Board meetings, the procedure of decision-making by the Management Board shall be established in the Statute on the Company's Management Board to be approved by the General Shareholders Meeting of the Company.

23) Item 14.7 of Article 14 of the Charter shall be stated as follows:

«14.7. Rights, obligations and responsibility of the members of the Management Board shall be defined in the agreement to be signed between each of them and the Company.

Terms of the agreement should entitle a member of the Management Board to receive compensation of documented expenses associated with discharge of his/her duties as a member of the Management Board as well as to receive remuneration, which size and payment procedure shall be determined by the Company's by-law approved by the Board of Directors.

The Company's General Director shall sign the contract on behalf of the Company..»;

24) The following item shall be added to Article 19 of the Charter::

«·19.4. Should a decision on liquidation of the Company as a legal entity without transfer of its functions to other organizations been taken, the Company shall take measures on protection of the information being a state secret and its carriers. The Company shall inform in writing the body which issued the license for the works related to information being a state secret on the liquidation of the Company»;

25) Paragraph. 5.2.9 of item 5.2 of Article 5 of the Charter shall be stated as follows:

«5.2.9. Branch "Electrosvyaz of Stavropol Territory" with registered location address at 10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035».

On item № 8:

To introduce the following amendments and additions to the Regulations on holding a General Shareholders' Meeting of "UTK" PJSC (hereinafter – the Regulations):

1) Item.6.2 of Article.6 of the Regulations shall be stated as follows:

"6.2. Issues in the terms of reference of the General Shareholders' Meeting, for voting on which the voters' groups are determined separately, include:

1) *election of the members of the Auditing Commission and early termination of their powers;*
2) *approval of related-party transactions;*
3) *reorganization of the Company;*
4) *liquidation of the Company, appointment of the liquidation commission and approval of intermediate and final liquidation balance sheets;*
5) *introduction of amendments and additions to the Company's Charter restricting the rights of shareholders-holders of the preferred stock of a certain type including the cases of determining or increasing the size of the dividend and (or) determining or increasing the liquidation value to be paid under preferred stock of the previous priority as well as granting priority in payment of dividends and (or) liquidation value of the shares to the shareholders – holders of other types of preferred stock."*

2) Item.6.3 of Article 6 of the Regulations shall be stated as follows:

"6.3. Shareholders of the Company – holders of the shares granting the voting right on all the issues within the competence of the General Shareholders' Meeting except for the members of the Board of Directors of the Company or the persons holding posts in the governing bodies of the Company shall have the right to vote on the issue specified in paragraph 1 of item 6.2. herein.

Shareholders of the Company – holders of the shares, granting the voting right on all the issues within the competence of the General Shareholders' Meeting, who are not interested in making the transaction, shall have the right to vote on the issue specified in paragraph 2 of item 6.2. herein.

Shareholders of the Company – holders of ordinary shares of the Company and holders of preferred shares of any type shall have the right to vote at the General Shareholders' Meeting on the issues specified in paragraphs 3, 4 of item 6.2. herein.

Shareholders of the Company – holders of the shares granting the voting right on all the issues within the competence of the General Shareholders' Meeting and holders of preferred shares of the Company of each type , the rights for which are restricted, shall have the right to vote on the issue specified in paragraph 5 of item 6.2. herein."

3) Item.7.4 of Article 7 of the Regulations shall be stated as follows:

"7.4. The Corporate Secretary of the Company shall act as the Secretary of a General Shareholders' Meeting."

4) Item 7.5 of Article 7 of the Regulations shall be stated as follows:

"7.5. The Secretary of the General Shareholders' Meeting shall:

- *inform the participants of the General Shareholders' Meeting on the procedures for its conducting, take steps to resolve conflicts arising in connection with preparation and holding of the General Shareholders' Meeting;*
- *keep minutes of General Shareholders' Meetings;*
- *inform the persons included in the list of persons entitled to participate in the General Shareholders' Meeting on the voting results at the General Shareholders' Meeting;*

Pursuant to the Provisions on the Corporate Secretary and Office of the Corporate Secretary, the Corporate Secretary of the Company shall perform all the abovementioned functions of the Secretary of the General Shareholders' Meeting as well as other functions relating to preparation and holding of General Shareholders' Meetings."

On item № 9:

To introduce the following amendments and additions to the Statute on the Board of Directors of "UTK" PJSC (hereinafter – the Statute):

1) Article 5 of the Statute shall be stated as follows:

"5. Ensuring the Board of Directors activity

5.1. The Corporate Secretary of the Company shall ensure the work of the Board of Directors. Functions of the Corporate Secretary on ensuring the work of the Board of Directors are determined in the Provisions on the Corporate Secretary and Office of the Corporate Secretary.

5.2. Should the Corporate Secretary be absent, the work of the Board of Directors is ensured by another person appointed by the Board of Directors for the period of absence of the Corporate Secretary.

2) Paragraph 1 of item 6.11 of Article 6 of the Statute shall be stated as follows:

"6.11. Minutes shall be kept at the meeting of the Board of Directors";

3) Paragraph 10 of item 6.11 of Article 6 of the Statute shall be stated as follows:

" The Minutes of the Board of Directors meeting shall be signed by the Chairman of the meeting and the Corporate Secretary of the Company."

4) The following paragraph 14 shall be added to item 6.11 of Article 6 :

"extracts from minutes of the Board of Directors meetings shall be given and signed by the Secretary of the Board of Directors and bear the stamp of the Company. "

5) In paragraph 2 of item 6.8 of Article 6 of the Statute the words "Secretary of the Board of Directors" shall be substituted for the words "the Corporate Secretary"

6) Item 7.1 of Article 7 of the Statute shall be stated as follows:

"7.1. Members of the Board of Directors of the Company shall receive remuneration related to discharge of their duties as the members of the Board of Directors.

The Company shall bear other expenses associated with the work of the Board of Directors . Among other, the Company shall compensate documented expenses incurred by the members of the Board of Directors in connection with discharge of their duties".

7) The following item 7.8 shall be added to Article 7 of the Statute:

"7.8. Members of the Board of Directors being civil agents shall not receive remuneration and bonuses set forth in Article 7 of the Statute, except for the cases stipulated by the federal laws."

On item № 10:

To introduce the following amendments and additions to the Statute on the Management Board of "UTK" PJSC (hereinafter – the Statute):

1) The following paragraph 7 shall be added to item 5.10 of the Statute as follows:

"extracts from minutes of the Management Board meetings shall be given and signed by the Secretary of the Management Board of the Company. "

2) Item 6.3 of the Statute shall be stated as follows:

"6.3 Members of the Management Board shall have the right to take part in optional programs realized by the Company."

On item № 11:

To introduce the following amendments and additions to the Provisions on the Company's Auditing Commission (hereinafter – the Provisions):

1) Item 3.2 of Article 3 of the Provisions shall be stated as follows:

«3.2. The Auditing Commission shall be entitled to demand convocation of meetings of the Management Board, Board of Directors, Extraordinary General Shareholders' Meeting in order to resolve the issues being within the competence of the said governing bodies of the Company;

The Auditing Commission of the Company shall be entitled to submit any question for consideration to the Audit Committee of the Board of Directors being within the terms of reference of the given Committee.

Procedure for convoking meetings of the Management Board, Board of Directors, Extraordinary General Shareholders' Meeting at the request or demand of the Auditing Commission shall be determined by the active legislations, the Company's Charter and the Provisions on the respective governing body of the Company. Should the procedure be not determined, the meeting shall be held within a reasonable period of time after the date of request or demand»;

2) Item 3.6 of Article 3 of the Provisions shall be stated as follows:

«3.6. The Auditing Commission shall be entitled to engage outside experts (individuals or legal entities) in audits in order stipulated by item.5.4. hereof»;

3) Item 4.1.4 of Article 4 of the Provisions shall be stated as follows:

«4.1.4. to perform obligatory audit of the Company's economic and financial operations on the results of the

activity of the Company for a year and to present their opinion to the Board of Directors of the Company no later than 14 business days before the date of preliminary approval of the Company's annual report by the Board of Directors»;

4) item 5.1.3 of Article 5 of the Provisions shall be deleted, items 5.1.5, 5.1.6, 5.1.7 of the Provisions shall be considered items 5.1.4, 5.1.5, 5.1.6 respectively;

5) Item 5.1.4 of Article 5 of the Provisions shall be considered item 5.1.3 and shall be stated as follows:

«5.1.3. Chairman of the Auditing Commission shall arrange the work of the Auditing Commission, convoke meetings of the Auditing Commission and preside there, organize keeping minutes at the meetings..»;

6) Item 5.2.4 of Article 5 of the Provisions shall be stated as follows:

«5.2.4. Minutes shall be kept at the meetings of the Auditing Commission. Should the Chairman or the Secretary of the Auditing Commission be absent, their substitutes at the meeting shall be appointed by the majority of votes of the members of the Auditing Commission attending the meeting.

The Minutes shall be signed by the Chairman of the meeting.»;

7) Item 5.4.1 of Article 5 of the Provisions shall be stated as follows:

«5.4.1. The Board of Directors as well as any member of the Auditing Commission shall be entitled to apply to the Chairman of the Auditing Commission at any time with a proposal on engaging outside experts in the audit.

The resolution on engaging outside experts shall be approved at the meeting of the Auditing Commission.»;

8) Item 5.4.2 of Article 5 of the Provisions shall be stated as follows:

«5.4.2. If outside experts can be employed on a paid basis only, this shall be done upon preliminary agreement with the Board of Directors of the Company. In its decision, the Board of Directors shall establish the payment method and other important terms of the participation of independent specialists in an audit carried out by the Auditing Commission. The engaged experts shall be obliged not to disclose confidential information (to keep a trade secret) known by them during audit.

The contract with an outside expert shall be concluded by the General Director on behalf of the Company on the conditions determined by the Board of Directors »;

9) Item 5.5.5 of Article 5 of the Provisions shall be stated as follows:

«5.5.5. The Report shall be made up no later than 10 days from the last date of the audit.

Within five days from making up the Report of the Auditing Commission, it shall be presented to the Board of Directors, General Director of the Company as well as to the initiator of the audit»;

10) item 5.5.6 of Article 5 of the Provisions shall be deleted;

11) item 5.5.7 of Article 5 of the Provisions shall be deleted;

12) Item 6.2 of Article 6 of the Provisions shall be stated as follows:

«6.2. Reports of the Auditing Commission shall be retained at the seat of the Company's executive body.»;

13) Item 7.3 of Article 7 of the Provisions shall be stated as follows:

"7.3 In addition to expenses stipulated in paragraphs 7.1., 7.2 hereof the Company bears other expenses associated with the work of the Auditing Commission. Among other, the Company shall compensate documented expenses incurred by the members of the Auditing Commission in connection with discharge of their duties".

14) the last paragraph of item 7.4 of Article 7 of the Provisions shall be stated as follows:

«Remuneration for the quarter in which the Auditing Commission has been re-elected or some members of the Auditing Commission have been removed from its structure in order stipulated in item 8 hereof shall be paid to a member of the Auditing Commission in proportion to the time worked in the quarter.

15) Item 9.2 of Article 9 of the Provisions shall be deleted, items 9.3, 9.4 of the Provisions shall be considered items 9.2, 9.3 respectively .



3. Signature		
3.1. Deputy Director General of the Public Joint – Stock Company "Southern Telecommunications Company"	(Signature)	A A. Litvinov
3.2. Date " 27 " June 2006	Official seal	

